SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$27,000,000	$2,946

(1)

For purposes of calculating the filing fee only, this amount is based on the offer to purchase 4,000,000 shares of Class A Common Stock of BBX Capital, Inc. (together with the associated preferred share purchase rights) at a purchase price of $6.75 per share.

(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $109.10 per $1,000,000 of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,946	Filing Party: BBX Capital, Inc.
Form or Registration No.: 005-91751	Date Filed: May 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by BBX Capital, Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission on May 25, 2021, as amended by Amendment No. 1 thereto filed with the Commission on June 11, 2021 (the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase up to 4,000,000 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”), at a price of $6.75 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated May 25, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the Offer to Purchase, in each case, as specifically set forth herein. The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 4, 6 and 11

The Offer to Purchase and Items 4, 6 and 11 of the Schedule TO, to the extent such Items incorporate by reference the sections of the Offer to Purchase referenced below, are hereby amended and supplemented as follows:

IT’SUGAR Update

(1) As previously disclosed, on September 22, 2020, It’Sugar, LLC and its subsidiaries (collectively, “IT’SUGAR”) filed voluntary petitions to reorganize under Chapter 11 of Title 11 of the U.S. Code in the U.S. Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). On June 16, 2021, the Bankruptcy Court entered an order confirming IT’SUGAR’s plan of reorganization, as modified by the confirmation order, which became effective on June 17, 2021. Accordingly, Section 2 of the Offer to Purchase (“The Tender Offer—Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 9 of the Offer to Purchase (“The Tender Offer- Certain Information Concerning the Company”) are amended and supplemented by adding the following disclosure after the discussion of IT’SUGAR and its bankruptcy proceedings in each such section:

“On June 16, 2021, the Bankruptcy Court entered an order confirming IT’SUGAR’s plan of reorganization, as modified by the confirmation order (the “Plan”). The Plan became effective on June 17, 2021. Pursuant to the terms of the Plan, among other things, our equity interests in IT’SUGAR were revested on the Effective Date. As a result of the confirmation of the Plan and the revesting of our equity interests in IT’SUGAR, we were deemed to have reacquired a controlling financial interest in IT’SUGAR and will consolidate the results of IT’SUGAR into our consolidated financial statements from and after the date we reacquired control. Additional information regarding the Plan and IT’SUGAR is set forth in our Current Report on Form 8-K filed with the SEC on June 17, 2021, which is incorporated herein by reference. You are encouraged to review such Current Report on Form 8-K as it contains important information. See “Available Information” and “Incorporation by Reference.””

(2) Section 9 of the Offer to Purchase (“The Tender Offer- Certain Information Concerning the Company”) is amended and supplemented to expressly incorporate by reference the Current Report on Form 8-K filed by the Company on June 17, 2021, as described above, by adding the following sentence under “Incorporation by Reference” after the description of the Company’s SEC filings previously incorporated by reference into the Offer to Purchase:

“We also incorporate by reference our Current Report on Form 8-K filed with the SEC on June 17, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2021

BBX CAPITAL, INC.

By:	/s/ Brett Sheppard

Name:	Brett Sheppard

Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 25, 2021*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on May 24, 2021)

(b)	None

(d)(1)	Rights Agreement dated as of September 25, 2020 by and between the Company and American Stock Transfer and Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2020)

(d)(2)	BBX Capital, Inc. 2021 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2021)

(d)(3)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(4)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(5)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(6)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(7)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(g)	None

(h)	None

* Previously Filed